Exhibit 22
Subsidiary Guarantors and Issuers of Guaranteed Securities
The table below sets forth the guarantor of the 3.500% Senior Notes due 2029 issued by Allegion plc and the jurisdiction of incorporation or organization of such entity.

Name of Guarantor	Jurisdiction of Incorporation or Organization
Allegion US Holding Company Inc.	Delaware
The table below sets forth the guarantor of the 3.200% Senior Notes due 2024, 3.550% Senior Notes due 2027, 5.411% Senior Notes due 2032, and 5.600% Senior Notes due 2034 issued by Allegion US Holding Company Inc., a wholly-owned subsidiary of Allegion plc, and the jurisdiction of incorporation or organization of such entity.

Name of Guarantor	Jurisdiction of Incorporation or Organization
Allegion plc	Ireland